Filed by Advanced Digital Information Corporation Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Advanced Digital Information Corporation

Commission File No.: 0-21103

To Our Valued ADIC Customers:

On May 2, 2006 ADIC announced that we signed an agreement to merge with Quantum Corporation. The transaction is subject to shareholder and regulatory approvals and is expected to take two to four months to close.

We are tremendously excited about the promise that the combination holds for you, our customers, and for our people. When the two teams join, we will create the world’s largest independent backup, recovery, and archive company, with the industry’s most comprehensive range of solutions for storing, managing, protecting, and recovering data in open systems environments. We will have more than 3000 employees, and over 700 people on our service team. Over the last four quarters, combined revenues of the two companies were more than $1.2 billion.

What does this mean for you, our current customers? The first thing you should know is that we value your business and the trust that you have placed in us over the years. You should also know that ADIC is not going away—it is becoming part of a larger company with even greater resources to serve you. All of ADIC’s obligations—including our commitments to support products into the future, our commitments to providing support around the world—will be obligations of the new, combined enterprise.

What about ADIC products and support services going forward? ADIC’s value to the new and expanded Quantum lies in our innovative product lines and the people who develop, deliver and support them. That is why Quantum wanted to join with us, and that is what we are bringing to the new enterprise—our continued success will depend on it. On the product side, ADIC’s intelligent library solutions, our innovative data management software, and our enterprise disk-to-tape backup solutions are at the core of ADIC’s success and will contribute to the new enterprise’s success. On the service side, the new organization will have more resources, which will translate into even better support for you.

Will the product roadmaps evolve? Absolutely! The expanded company will have significantly more resources and we expect to provide you with more innovation and an even wider range of offerings. Until the transaction is approved, the two companies must operate independently and cannot merge our roadmaps. But what I can tell you now is that we will continue to innovate—to replace older platforms with newer, better solutions—and we will continue to provide long term support for current and legacy platforms.

We are not alone in believing that the combined enterprise will be good for the storage community. Steve Duplessie of the Enterprise Strategy Group commented that “the combined company will have an enormous set of offerings, the scale, footprint and financial foundation to really have an impact in the data protection market.” It is “great news for customers.”

I am excited about where we headed, and we are eager to provide you with an even wider range of products and services. If you have any questions, I invite you to ask your ADIC representative to arrange a personal call with me.

Sincerely,

Peter van Oppen

ADIC Chairman and CEO

Additional information:

ADIC plans to file with the Securities and Exchange Commission (the “SEC”) and mail to its shareholders a Proxy Statement/Prospectus, and Quantum plans to file with the SEC a Registration Statement on Form S-4, in connection with the proposed Merger. The Registration Statement and the Proxy Statement/Prospectus will contain important information about ADIC, Quantum, the Merger and related matters. Investors and shareholders are urged to carefully read the Registration Statement and the Proxy Statement/Prospectus when they are available. The Registration Statement and the Proxy Statement/Prospectus and other relevant materials (when they become available) and any other documents filed by ADIC or Quantum with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. Investors and shareholders may obtain free copies of the documents filed by ADIC with the SEC by contacting Investor Relations (425) 881-8004 or Stacie.timmermans@adic.com and of the documents filed by Quantum with the SEC from Quantum by contacting Investor Relations at (408) 944-4450 or IR@quantum.com.

ADIC and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of ADIC in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the Proxy Statement/Prospectus described above.